SECUR  ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

DEC 28 2011

Washington, DC 110

SEC FILE NUMBER
8- 43093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/10 (MM/DD/YY) AND ENDING 10/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitzel Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Embassy West Drive, Suite 100
(No. and Street)

Dubuque	IA	52002-2259
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Weitzel (563) 583-6020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

3999 Pennsylvania Avenue, Suite 100	Dubuque	IA	52002-2639
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Weitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitzel Financial Services, Inc., as of October 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
IOWA
VICTORIA KONICHEK
Commission Number 221740
My Commission Expires
3-30-14

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statements

October 31, 2011

Table of Contents | *Page(s)*



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying statement of financial condition of Weitzel Financial Services, Inc., as of October 31, 2011, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Weitzel Financial Services, Inc., as of October 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
December 20, 2011

www.eidebailly.com

3999 Pennsylvania Ave., Ste. 100 | Dubuque, IA 52002-2273 | T 563.556.1790 | F 563.557.7842 | EOE

Weitzel Financial Services, Inc.
Statement of Financial Condition
October 31, 2011

ASSETS		
Current Assets		
Cash	$	68,818
Commissions Receivable		5,808
Total Current Assets		74,626
Noncurrent Assets		
Equipment		151,961
Intangibles		17,000
Less: Accumulated Depreciation and Amortization		(95,000)
Net Noncurrent Assets		73,961
Total Assets	$	148,587
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Commissions Payable	$	190
Deferred Lease Liability		1,872
Accrued Payroll		16,012
Total Current Liabilities		18,074
Deferred Income Taxes		4,783
Total Liabilities		22,857
Stockholder's Equity		
Common Stock, $10 Par Value		
Authorized 1,000,000 Shares		
Issued 2,000 Shares		20,000
Additional Paid-In Capital		46,192
Retained Earnings		59,538
Total Stockholder's Equity		125,730
Total Liabilities and Stockholder's Equity	$	148,587

Weitzel Financial Services, Inc.
Statement of Income
Year Ended October 31, 2011

Revenue		
Commissions	$	700,833
Auto Inclusion		5,201
Other Income		15,000
Interest Income		407
Total Revenue		721,441
Operating Expenses		
Wages		329,697
Commissions		236,625
Simple IRA Match		9,001
Payroll Taxes		23,286
Seminars and Educational		213
Office Supplies		8,113
Telephone		3,535
Utilities		2,746
Repairs and Maintenance		2,826
Casual Labor		4,407
Postage		2,446
Insurance and Bonding		10,549
Licenses and Fees		7,189
Advertising		1,870
Professional Fees		16,177
Meals and Entertainment		36
Vehicle Expense		8,050
Rent		22,748
Property Tax		3,728
Depreciation and Amortization		14,792
Total Operating Expenses		708,034
Income before Income Taxes		13,407
Income Tax (Expense)		(4,872)
Net Income	$	8,535

See Independent Auditor's Report and Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Stockholder's Equity
Year Ended October 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - October 31, 2010	$ 20,000	$ 46,192	$ 51,003	$ 117,195
Net Income	-	-	8,535	8,535
Balance - October 31, 2011	$ 20,000	$ 46,192	$ 59,538	$ 125,730

See Independent Auditor's Report and Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Cash Flows
Year Ended October 31, 2011

Operating Activities:	
Net Income	$ 8,535
Changes to Net Income Not Affecting Cash:	
Depreciation and Amortization	14,792
(Gain) on Sale of Equipment	(15,000)
Deferred Income Taxes	4,872
Changes in Assets and Liabilities:	
Commissions Receivable	2,956
Commissions Payable	142
Deferred Lease Liability	1,872
Accrued Expenses	(1,080)
Net Cash From Operating Activities	17,089
Investing Activity:	
Purchase of Property and Equipment	(33,438)
Net Cash Used for Investing Activities	(33,438)
Net Decrease in Cash	(16,349)
Cash at Beginning of Year	85,167
Cash at End of Year	$ 68,818

See Independent Auditor's Report and Notes to Financial Statements

Weitzel Financial Services, Inc.

Notes to Financial Statements

NOTE 1. Principal Activity and Significant Accounting Policies

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company limits its activity to selling mutual funds, insurance, annuities, and variable annuities.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to make payments out directly to the fund into which the customer is investing.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. Weitzel Financial Services, Inc. operates in the northeastern Iowa, southwestern Wisconsin, and northwestern Illinois areas. Due to this, the Company's operations are dependent upon this region's economic condition.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years. Depreciation expense was $13,659 for the year ended October 31, 2011.

Intangible Assets

Intangible assets are carried at cost. Amortization is computed using the straight-line method over a period of 15 years. Amortization expense was $1,133 for the year ended October 31, 2011.

Impairments

Management reviews assets on an annual basis for possible impairment. Management considers assets to not be impaired and therefore has not reported any impairment loss.

NOTE 1. Principal Activity and Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are uncollateralized obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Advertising

The Company expenses all advertising costs as incurred. Total costs expensed during the year ended October 31, 2011, were $1,870.

Uncertainty in Income Taxes

The Company has adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10 (previously Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes), on November 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption, and as of October 31, 2011, the unrecognized tax benefit accrual was zero.

NOTE 1. Principal Activity and Significant Accounting Policies (Continued)

Uncertainty in Income Taxes (Continued)

The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to federal and state tax examinations by tax authorities for years before 2007.

Subsequent Events

The Company has evaluated subsequent events through December 20, 2011, the date which the financial statements were available to be issued.

NOTE 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule l5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of October 31, 2011, the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net Capital Ratio	.41/1
Net Capital	$ 43,927
Net Capital Requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3. Reserve Requirements

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 4. Income Taxes

The net deferred tax asset consists of the following components as of October 31, 2011:

Deferred tax asset – net operating loss carry-forward	$ 3,706
Deferred tax asset – charitable contribution carry-forward	124
Deferred tax liability – equipment	(8,613)
	$ (4,783)

Net operating loss carry-forwards expire in 2028 for federal and state income tax purposes. Management considers all carry-forwards to be usable and therefore has not reported a valuation allowance.

The components giving rise to the net deferred tax asset described above have been included in the accompanying statement of financial condition as of October 31, 2011, as follows:

Noncurrent Liabilities	$ (4,783)

The provision for income taxes charged to income for the year ended October 31, 2011, consists of the following:

Deferred tax provision	$ 4,872

NOTE 5. Operating Leases and Subsequent Event

The Company is committed to a 60-month lease for office space, which includes base rent, property tax, building insurance and common area maintenance, effective October 1, 2007, through September 30, 2012.

Total base rent expense for the year ended October 31, 2011, was $22,748.

Subsequent to year end, the Company was released from the above referenced lease, effective December 31, 2011, and entered into a lease agreement for a new location beginning January 1, 2012. The new lease is a 60-month lease for office space, which includes base rent, property tax, building insurance and common area maintenance, effective January 1, 2012, through December 31, 2016. Average monthly rent expense over the life of the lease will be $3,372.

NOTE 6. Simple IRA

The Company offers its employees a Simple IRA plan. Employees must earn at least $5,000 per year during any one preceding year and be expected to earn at least $5,000 in the current year to be eligible to participate in the plan. Employer and employee contributions are vested immediately. The Company will contribute 100% of the first 3% of compensation that employees contribute to the plan. The Simple IRA match was $9,001 for the year ended October 31, 2011.

NOTE 7. Intangible Asset

The Company has recorded an intangible asset for a client list purchased from a former broker.

Cost of Client List	$	17,000
Less: Accumulated Amortization		(10,577)
Unamortized Cost at October 31, 2011	$	6,423

Amortization expense for the year ended October 31, 2011, was $1,133.

Amortization expense for succeeding years is as follows:

Year Ending October 31,		
2012	$	1,133
2013		1,133
2014		1,133
2015		1,133
2016		1,133
Thereafter		758
	$	6,423

Supplementary Information


EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying financial statements of Weitzel Financial Services, Inc., as of and for the year ended October 31, 2011, and have issued our report thereon dated December 20, 2011. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Eide Bailly LLP

Dubuque, Iowa
December 20, 2011

www.eidebailly.com

3999 Pennsylvania Ave., Ste. 100 | Dubuque, IA 52002-2273 | T 563.556.1790 | F 563.557.7842 | EOE

Weitzel Financial Services, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
October 31, 2011

NET CAPITAL

Total Stockholder's Equity from the Statement of Financial Condition	$	125,730
Deductions		
Equipment		(73,961)
Commission Receivables – Insurance and Annuities		(4,012)
Deferred Tax Asset		(3,830)
Net Capital before Haircuts		43,927
Haircuts on Marketable Securities		-----
Net Capital	$	43,927

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required – Higher of 6 2/3% times Aggregate Indebtedness or $5,000	$	5,000

AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Included in the Statement of Financial Condition	$	18,074
Ratio of Aggregate Indebtedness to Net Capital		.41/1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Part IIA of For X-17A-5, as originally filed	$	43,927


EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of Weitzel Financial Services, Inc., (the Company), as of and for the year ended October 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com

3999 Pennsylvania Ave., Ste. 100 | Dubuque, IA 52002-2273 | T 563.556.1790 | F 563.557.7842 | EOE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
December 20, 2011


WfS.

WEITZEL FINANCIAL SERVICES, INC.

Weitzel Financial Services, Inc. filed a SIPC-3 Exemption for 2011 on 12/28/1010.

When Weitzel Financial Services, Inc. started business in 1991, a restrictive agreement was signed with FINRA to deal only with Mutual Funds, Variable Annuity and Insurance products. That agreement remains in effect today.

In addition to the agreement, Weitzel Financial Services, Inc. holds no customer funds and submits transactions directly to the fund companies on an application basis only.


Signed


12/27/2011
Date

1665 EMBASSY WEST DRIVE . SUITE 100 . DUBUQUE, IA . 52002 . WEITZELFINANCIAL.COM . 563.583.6020

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] 12/28/2010
Authorized Signature/Title Date

SIPC-3 2011

8-

8-043093 FINRA OCT 11/19/1990
WEITZEL FINANCIAL SERVICES
1665 EMBASSY WEST DR STE 100
DUBUQUE, IA 52002-2259

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2011

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2011 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Mailed